

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 27, 2025

David A. Jenkins
Chief Executive Officer
Catheter Precision, Inc.
1670 Highway 160 West, Suite 205
Fort Mill, SC 29708

  Re: Catheter Precision, Inc.
    Registration Statement on Form S-3
    Filed May 21, 2025
    File No. 333-287483

Dear David A. Jenkins:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Margaret Sawicki at 202-551-7153 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Industrial Applications and
        Services

cc: Joe Alley, Esq.